FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 11, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated November 11, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: November 11, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

PRESS RELEASE
New York and Stockholm – 11 November, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM INSTITUTES INTERNATIONAL ARBITRATION PROCEEDINGS REGARDING SENEGAL LICENSE

New York and Stockholm – 11 November, 2008 - Millicom International Cellular S.A. (Millicom) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that its subsidiaries Millicom International Operations, B.V. (MIO B.V.) and Sentel GSM S.A (Sentel), have instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of Sentel’s license and international law.  MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

Also today, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel.  In that proceeding, the government alleges that it has cancelled Sentel’s license and seeks damages against Sentel and Millicom under various theories. Millicom believes that the action filed by the Republic of Senegal is baseless and ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Millicom’s commitment to its business in Senegal remains strong and MIO B.V. and Sentel intend to vigorously pursue all available remedies in the matter before the international arbitration forum.

CONTACTS

Marc Beuls Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best Telephone:  +44 7798 576 378
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.